Global X Funds
605 Third Avenue, 43rd Fl
New York, NY 10158

July 28, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention: Raymond Be, Esq.

Re:    Global X Funds
File Nos. 333-151713, 811-22209

Dear Mr. Be:

On behalf of the Global X Funds (the “Registrant” or the “Trust”), and its series, the Global X Wind Energy ETF (the "Fund"), included in Post-Effective Amendment No. 643 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on July 12, 2021 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 24, 2021, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to the comments. The responses will be incorporated into a post-effective amendment filing to the Registration Statement to be made pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission
Attention: Raymond Be
July 28, 2021

GENERAL

1. Comment: The Staff notes that the Registration Statement has a significant number of missing disclosures, which hampers Staff review. Please submit the Registrant’s responses to our comments with sufficient time prior to effectiveness of the post-effective amendment to the Registration Statement for the Fund to resolve any potential comments arising from the missing disclosures.

Response: The Registrant will file this comment response letter in advance of the five (5) business days prior to the Amendment’s effective date.

2. Comment: Please e-mail any changed pages that were changed in response to our comments marked to show such changes and apply comments to one section of the Amendment to similar disclosures throughout the Amendment.

Response: The Registrant will provide marked changed pages as requested and confirms that it will apply comments to one section of the Amendment to similar disclosures throughout the Amendment.

PROSPECTUS
PRINCIPAL INVESTMENT STRATEGIES

3. Comment: Over the last several months, the Staff has provided comments regarding Rule 35d-1 under the 1940 Act (the “Names Rule”) and a fund’s independent obligation to have an 80% test tied to certain terms when such terms are used in a fund’s name. As noted below, the Staff notes that similar issues exist here with respect to “Wind Energy Companies”. The Staff is concerned with the degree of exposure that the Underlying Index will offer to such companies and the amount of focus such companies have on wind energy relative to other business lines. Please consider the Staff’s comments below, as well as prior Staff comments given on similar filings and revise the disclosure or advise as appropriate.
Response: The Registrant has updated the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows in light of the fact that “Diversified Wind Energy Companies” are no longer included in the Underlying Index methodology and that "Pre-Revenue Wind Energy Companies" are eligible for inclusion in the Underlying Index methodology.

U.S. Securities and Exchange Commission
Attention: Raymond Be
July 28, 2021

The Fund invests at least 80% of its total assets, plus borrowings for investments purposes (if any), in the securities of the Solactive Wind Energy Index (the "Underlying Index") and in American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs") based on the securities in the Underlying Index. Solely for purposes of complying with this policy, the Fund views securities issued by Wind Energy Companies and Pre-Revenue Wind Energy Companies (both as defined below) as satisfying this criterion.
4. Comment: To the extent that the Registrant anticipates offering similar funds in the future, please ensure that subsequent filings reflect the Staff’s prior Names Rule comments.
Response: The Registrant will consider the Staff’s previous comments related to the Names Rule in future filings.
FEES AND EXPENSES

5. Comment: With respect to the fee table and expense example for the Fund, please provide the Staff with a copy of the completed fee table and expense example for the Fund. In addition, please include an explanation of how the Registrant estimated “Other Expenses” and determined that the estimate was reasonable for the Fund.

Response: The Registrant has completed the Fund’s fee table and expense example, which is included below. Regarding “Other Expenses” and how the Registrant determined the estimated “Other Expenses” were reasonable for the Fund, pursuant to the unitary expense arrangement described in “FUND MANAGEMENT – Investment Adviser,” the management fee will cover the cost of investment advisory, supervisory and administrative services. In addition, the Adviser will pay all costs of various third-party services required by the Fund, including audit, certain custody, portfolio accounting, legal, transfer agency and printing costs. The Adviser does not currently anticipate that the Fund would incur expenses that would not be covered by the unitary fee and that would amount to the threshold for disclosure in the fee table. The Registrant submits that the basis for this estimate for the Fund is similar to its estimates used for recent funds launched by the Registrant.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees:	0.50%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.00%
Total Annual Fund Operating Expenses:	0.50%

U.S. Securities and Exchange Commission
Attention: Raymond Be
July 28, 2021

1 Other Expenses are based on estimated amounts for the current fiscal year.

Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$51	$160

PRINCIPAL INVESTMENT STRATEGIES

6. Comment: With respect to the third paragraph in the section of the Fund's Prospectus titled "PRINCIPAL INVESTMENT STRATEGIES", please provide the Staff with the missing data regarding “Diversified Wind Energy Companies” and explain why inclusion of Diversified Wind Energy Companies in the Fund’s Names Rule test is consistent with the Names Rule. Please delay effectiveness of the post-effective amendment to the Fund’s Registration Statement until we have resolved this issue.

Response: As noted in the response above to comment #3, Diversified Wind Energy Companies are no longer included in the Underlying Index methodology. Pre-Revenue Wind Energy Companies are eligible for inclusion in the Underlying Index methodology. The Registrant has revised the section of the Fund's Prospectus titled "PRINCIPAL INVESTMENT STRATEGIES" to replace the third paragraph with the paragraph below:

In addition, companies identified by the Index Provider as having primary business operations in the business activities described above but that do not currently generate revenues (“Pre-Revenue Wind Energy Companies”), are eligible for inclusion in the Underlying Index if there are fewer than 25 eligible Wind Energy Companies. Pre-Revenue Wind Energy Companies are subject to an aggregate weight cap of 10% at each semi-annual rebalance.

7. Comment: With respect to the Underlying Index, please provide the Staff supplementally with a copy of a model portfolio identifying the top twenty (20) anticipated issuers, their index weight, country, market capitalization, primary listing exchange, industry exposures and the basis for treating that issuer as a Wind Energy Company for Names Rule purposes. In addition, please provide a copy of the Underlying Index methodology.

U.S. Securities and Exchange Commission
Attention: Raymond Be
July 28, 2021

Response: Please find attached the requested information.

SUMMARY OF PRINCIPAL RISKS
8. Comment: In the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS”, the Staff notes the inclusion of “China A-Shares Risk”. Please explain the context of inclusion of this risk factor and to the extent appropriate please revise the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” to indicate whether the Fund will invest in issuers located in China as part of its principal investment strategy.

Response: The Fund may invest in developed and emerging markets countries (excluding India). The Fund may have significant exposure to Chinese issuers. Accordingly, the Registrant has revised the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” to add the following disclosure:

As of August 1, 2021, the Underlying Index had significant exposure to Chinese issuers. The Fund may invest in China A-Shares, which are issued by companies incorporated in mainland China and traded on Chinese exchanges.

9. Comment: With respect to the risk factor titled "Cash Transactions Risk" in the section of the Fund's Prospectus titled "SUMMARY OF PRINCIPAL RISKS", in light of the Fund’s principal investment strategy and its focus on investing in equity securities, please explain the context for inclusion of this risk factor.

Response: In light of the jurisdictions in which the Fund may invest and respective limitations on in-kind transactions in such jurisdictions, the Registrant expects that the Fund may effect a significant portion of its creations and redemptions in cash rather than in-kind and therefore the Registrant has retained the disclosure in the Fund’s Prospectus.

10. Comment: With respect to the risk factor entitled "Concentration Risk" in the section of the Fund's Prospectus titled "SUMMARY OF PRINCIPAL RISKS", please customize the risk factor to indicate whether the Fund will be focused in a particular industry or industries.

Response: The Registrant has revised the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” to include the risk factors noted below as a subset of "Concentration Risk":

Risks Related to Investing in the Electrical Equipment Industry: The Electrical Equipment Industry is fragmented but includes a number of large incumbent companies that may compete heavily for market share in the space. Companies in the Electrical Equipment Industry may involve operations with high

U.S. Securities and Exchange Commission
Attention: Raymond Be
July 28, 2021

fixed costs. Because copper, aluminum, steel and other raw materials are often critical components of the products manufactured in the Electrical Equipment Industry, fluctuations in commodities prices for such raw materials may impact the profitability of companies in this industry. Purchasers of such products may be geographically dispersed, which may subject companies in this industry to any increases in geopolitical uncertainty or global macroeconomic trends.

Risks Related to Investing in the Independent Power and Renewable Electricity Producers Industry: Companies in the independent power and renewable electricity producers industry may be highly dependent upon government subsidies, contracts with government entities, and the successful development of new and proprietary technologies. In addition, seasonal weather conditions, fluctuations in the supply of and demand for energy products, changes in energy prices, and international political events may cause fluctuations in the performance of independent power and renewable electricity producers companies and the prices of their securities.

Risks Related to Investing in the Industrials Sector: Companies in the industrials sector are subject to fluctuations in supply and demand for their specific product or service. The products of manufacturing companies may face product obsolescence due to rapid technological developments. Government regulation, world events and economic conditions affect the performance of companies in the industrials sector. Companies also may be adversely affected by environmental damage and product liability claims. Companies in the Industrial Sector face increased risk from trade agreements between countries that develop these technologies and countries in which customers of these technologies are based. Lack of resolution or potential imposition of trade tariffs may hinder on the companies’ ability to successfully deploy their inventories.

Risks Related to Investing in the Utilities Sector: Companies in the utilities sector may be adversely affected by changes in exchange rates, domestic and international competition and governmental regulations on rates charged to customers. Privatization and deregulation in the utilities sector may subject companies to greater competition and losses in profitability. Companies in the utilities industry may have difficulty obtaining an adequate return on invested capital, raising capital, or financing large construction programs during periods of inflation or unsettled capital markets. In addition, companies in the utilities sector may be adversely affected due to increase in fuel and operating costs and the costs of complying with regulations.

12. Comment: With respect to the risk factor entitled "Risk of Investing in China" in the section of the Fund's Prospectus titled SUMMARY OF PRINCIPAL RISKS", please consider revising such risk factor and applying plain English concepts to such risk factor.

U.S. Securities and Exchange Commission
Attention: Raymond Be
July 28, 2021

Response: The Registrant has revised the risk factor titled “Risk of Investing in China” in the Fund’s Prospectus as illustrated below:
Risk of Investing in China: Investment exposure to China subjects the Fund to risks specific to China.

Economic, Political and Social Risk
China may be subject to considerable degrees of economic, political and social instability. Concerns about the rising government and household debt levels could impact the stability of the Chinese economy. China is an emerging market and demonstrates significantly higher volatility from time to time in comparison to developed markets. Over the last few decades, the Chinese government has undertaken reform of economic and market practices, including recent reforms to liberalize its capital markets and expand the sphere for private ownership of property in China. However, Chinese markets generally continue to experience inefficiency, volatility and pricing anomalies resulting from governmental influence, a lack of publicly available information and/or political and social instability. Internal social unrest or confrontations with other neighboring countries, including military conflicts in response to such events, may also disrupt economic development in China and result in a greater risk of currency fluctuations, currency convertibility, interest rate fluctuations and higher rates of inflation.

China has experienced ~~security concerns, such as terrorism and strained international relations, as well as~~ major health crises. These health crises include, but are not limited to, the rapid and pandemic spread of novel viruses commonly known as SARS, MERS, and COVID-19 (Coronavirus). Such health crises could exacerbate political, social, and economic risks previously mentioned.

~~Additionally, China is alleged to have participated in state-sponsored cyberattacks against foreign companies and foreign governments. Actual and threatened responses to such activity, including purchasing restrictions, sanctions, tariffs or cyberattacks on the Chinese government or Chinese companies, may impact China’s economy and Chinese issuers of securities in which the Fund invests. Incidents involving China’s or the region’s security, including the contagion of infectious viruses or diseases, may cause uncertainty in Chinese markets and may adversely affect the Chinese economy and the Fund’s investments.~~ Export growth continues to be a major driver of China’s rapid economic growth. Elevated trade tensions between China and its trading partners, including the imposition of U.S. tariffs on certain Chinese goods and increased international pressure related to Chinese trade policy and forced technology transfers and intellectual property protections, may have a substantial impact on the Chinese economy. Reduction in spending on Chinese products and services, institution of additional tariffs or other trade barriers (including as a result of heightened trade tensions between China and the U.S. or in response to actual or alleged Chinese cyber activity), or a downturn in any of the economies of China’s key trading partners may have an adverse impact on the Chinese economy. The continuation or worsening of the current political climate between China and the U.S. could result in additional regulatory restrictions being contemplated or imposed in the U.S. or in China that could impact the Fund’s ability to invest in certain companies.

Security Risk
China has experienced security concerns, such as terrorism and strained international relations. Additionally, China is alleged to have participated in state-sponsored cyberattacks against foreign companies and foreign governments. Actual and threatened responses to such activity, including

U.S. Securities and Exchange Commission
Attention: Raymond Be
July 28, 2021

purchasing restrictions, sanctions, tariffs or cyberattacks on the Chinese government or Chinese companies, may impact China’s economy and Chinese issuers of securities in which the Fund invests. Incidents involving China’s or the region’s security, including the contagion of infectious viruses or diseases, may cause uncertainty in Chinese markets and may adversely affect the Chinese economy and the Fund’s investments.

Heavy Government Control and Regulation
Chinese companies, including Chinese companies that are listed on U.S. exchanges, are not subject to the same degree of regulatory requirements, accounting standards or auditor oversight as companies in more developed countries, and as a result, information about the Chinese securities in which the Fund invests may be less reliable or complete. There may be significant obstacles to obtaining information necessary for investigations into or litigation against Chinese companies and shareholders may have limited legal remedies. Investments in China may be subject to loss due to expropriation or nationalization of assets and property or the imposition of restrictions on foreign investments and repatriation of capital.

Tax Risk
China has implemented a number of tax reforms in recent years and may amend or revise its existing tax laws and/or procedures in the future, possibly with retroactive effect. Changes in applicable Chinese tax law could reduce the after-tax profits of the Fund, directly or indirectly, including by reducing the after-tax profits of companies in China in which the Fund invests. Uncertainties in Chinese tax rules could result in unexpected tax liabilities for the Fund. Should legislation limit U.S. investors’ ability to invest in specific Chinese companies through A-shares or other share class listings that are part of the underlying holdings, these shares may be excluded from Fund holdings.

Please do not hesitate to contact me at 646-716-3239 if you have any questions or wish to discuss any of the responses presented above.

    Respectfully submitted,

                /s/ Susan D. Lively
                Susan D. Lively, Esq.